U.S.
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                                FORM 12b-25

                        Notification of Late Filing



                                              Commission File Number 1-7737
                                               CUSIP Number 042727107



(Check One):

     (X)  Form 10-K and Form 10-KSB    ( ) Form 20-F
     ( )  Form 11-K                    ( ) Form 10-Q and Form 10-QSB
     ( )  Form N-SAR

     For Period Ended:   June 28, 1997

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

     For the Transition Period Ended:   _____________________



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________


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
                                  PART I

                          REGISTRANT INFORMATION




Full Name of Registrant:  ARROW AUTOMOTIVE INDUSTRIES, INC.

Former Name if Applicable:

____________________________________________________________

Address of Principal Executive
Office (Street and Number):  3 SPEEN STREET

City, State and Zip Code:    FRAMINGHAM, MA 01701




                                  PART II

                          RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check appropriate box):

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.



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
                                        PART III

                                   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed period:

     The Company has been engaged in extensive discussions with lenders regarding the refinancing of the Company's existing bank debt, which has now been committed and is expected to be completed within the next two weeks. The refinancing has placed extraordinary demands on the financial and management personnel of the Registrant. As a result of the foregoing factors, the Registrant was unable to complete in a timely fashion the preparation and filing of its Annual Report on Form 10-K for the year ended June 28, 1997.


                                    PART IV

                               OTHER INFORMATION



     (1) Name and telephone number of person to contact in regard to this notification:

          JAMES F. FAGAN 508 872-3711
                (Name)   (Area Code)   (Telephone Number)


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

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X]  Yes [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X]  Yes [ ]  No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached Exhibit A which is
               incorporated herein by reference.


           ARROW AUTOMOTIVE INDUSTRIES, INC.
               (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




     Date:  September 26, 1997               By:/s/James F. Fagan
                                                James F. Fagan, Executive
                                                Vice President, Treasurer and
                                                Chief Financial Officer

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